Exhibit 3.1

AMENDMENT NO. 1 TO THIRD AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP OF

SUNOCO LOGISTICS PARTNERS L.P.

This Amendment No. 1 (this “Amendment”) to the Third Amended and Restated Agreement of Limited Partnership of Sunoco Logistics Partners L.P., a Delaware limited partnership (the “Partnership”), is entered into effective as of July 1, 2011, by Sunoco Partners LLC, a Pennsylvania limited liability company (the “General Partner”), as general partner of the Partnership. Capitalized terms used but not defined herein have the meaning given such terms in the Partnership Agreement.

WHEREAS, the General Partner and the Limited Partners of the Partnership entered into that certain Third Amended and Restated Agreement of Limited Partnership of the Partnership dated as of January 26, 2010 (the “Partnership Agreement”);

WHEREAS, Section 5.6(a) of the Partnership Agreement provides that the Partnership may issue additional Partnership Securities for any Partnership purpose at any time and from time to time to such Persons and for such consideration and on such terms and conditions as the General Partner shall determine, all without the approval of any Limited Partners;

WHEREAS, Section 5.6(b) of the Partnership Agreement provides that the Partnership Securities authorized to be issued by the Partnership pursuant to Section 5.6(a), may be issued in one or more classes, or one or more series of any such classes, with such designations, preferences, rights, powers and duties as shall be fixed by the General Partner;

WHEREAS, Section 13.1(g) of the Partnership Agreement provides that the General Partner, without the approval of any Limited Partners, may amend any provision of the Partnership Agreement that the General Partner determines to be necessary or appropriate in connection with the authorization of issuance of any class or series of Partnership Securities pursuant to Section 5.6 of the Partnership Agreement; and

WHEREAS, the General Partner deems it in the best interest of the Partnership to effect this Amendment to provide for (i) the creation of a new class of Units to be designated as Class A Units and to fix the preferences and the relative participating, optional and other special rights, powers and duties pertaining to the Class A Units, including without limitation the conversion of the Class A Units into Common Units in accordance with the terms described herein, and (ii) such other matters as are provided herein.

NOW THEREFORE, the General Partner does hereby amend the Partnership Agreement as follows:

A. Amendment. The Partnership Agreement is hereby amended as follows:

1. Section 1.1 is hereby amended to add the following definitions:

“Class A Units” means a Partnership Security representing a fractional part of the Partnership Interests of all Limited Partners and Assignees, and having the rights and obligations specified with respect to Class A Units in this Agreement. The term “Class A Unit” does not refer to a Common Unit prior to its conversion into a Common Unit pursuant to the terms hereof.

“Contribution Agreement” means that certain Contribution Agreement dated June 29, 2011 and effective July 1, 2011 among Sunoco, Inc. (R&M), the General Partner, the Partnership and certain subsidiaries of the Partnership.

“Contribution Agreement Closing Date” means July 1, 2011.

2. Section 1.1 is hereby amended by amending and restating the following definitions:

“Adjusted Capital Account” means the Capital Account maintained for each Partner as of the end of each fiscal year of the Partnership, (a) increased by any amounts that such Partner is obligated to restore under the standards set by Treasury Regulation Section 1.704-1(b)(2)(ii)(c) (or is deemed obligated to restore under Treasury Regulation Sections 1.704-2(g) and 1.704-2(i)(5)) and (b) decreased by (i) the amount of all losses and deductions that, as of the end of such fiscal year, are reasonably expected to be allocated to such Partner in subsequent years under Sections 704(e)(2) and 706(d) of the Code and Treasury Regulation Section 1.751-1(b)(2)(ii), and (ii) the amount of all distributions that, as of the end of such fiscal year, are reasonably expected to be made to such Partner in subsequent years in accordance with the terms of this Agreement or otherwise to the extent they exceed offsetting increases to such Partner’s Capital Account that are reasonably expected to occur during (or prior to) the year in which such distributions are reasonably expected to be made (other than increases as a result of a minimum gain chargeback pursuant to Section 6.1(d)(i) or Section 6.1(d)(ii)). The foregoing definition of Adjusted Capital Account is intended to comply with the provisions of Treasury Regulation Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith. The “Adjusted Capital Account” of a Partner in respect of a General Partner Interest, Common Unit, Subordinated Unit, Class A Unit, Incentive Distribution Right or any other Partnership Interest shall be the amount that such Adjusted Capital Account would be if such General Partner Interest, Common Unit, Subordinated Unit, Class A Unit, Incentive Distribution Right or other Partnership Interest were the only interest in the Partnership held by such Partner from and after the date on which such General Partner Interest, Common Unit, Subordinated Unit, Class A Unit, Incentive Distribution Right or other Partnership Interest was first issued.

“Capital Account” means the capital account maintained for a Partner pursuant to Section 5.5. The “Capital Account” of a Partner in respect of a General Partner Interest, Common Unit, Subordinated Unit, Class A Unit, Incentive Distribution Right or any other Partnership Interest shall be the amount that such Capital Account would be if such General Partner Interest, Common Unit, Subordinated Unit, Class A Unit, Incentive Distribution Right or other Partnership Interest were the only interest in the Partnership held by such Partner from and after the date on which such General Partner Interest, Common Unit, Subordinated Unit, Class A Unit, Incentive Distribution Right or other Partnership Interest was first issued.

“First Liquidation Target Amount” has the meaning assigned to such term in Section 6.1(c)(i)(E).

“Limited Partner Interest” means the ownership interest of a Limited Partner or Assignee in the Partnership, which may be evidenced by Common Units, Subordinated Units, Class A Units, Incentive Distribution Rights or other Partnership Securities or a combination thereof or interest therein, and includes any and all benefits to which such Limited Partner or Assignee is entitled as provided in this Agreement, together with all obligations of such Limited Partner or Assignee to comply with the terms and provisions of this Agreement; provided, however, that when the term “Limited Partner Interest” is used herein in the context of any vote or other approval, including without limitation Articles XIII and XIV, such term shall not, solely for such purpose, include any holder of an Incentive Distribution Right except as may otherwise be required by law.

“Partnership Security” means any class or series of equity interest in the Partnership (but excluding any options, rights, warrants and appreciation rights relating to an equity interest in the Partnership), including without limitation, Common Units, Subordinated Units, Incentive Distribution Rights and Class A Units.

“Remaining Net Positive Adjustments” means as of the end of any taxable period, (i) with respect to the Unitholders holding Common Units, Subordinated Units or Class A Units, the excess of (i) the Net Positive Adjustments of the Unitholders holding Common Units, Subordinated Units or Class A Units as of the end

of such period over (ii) the sum of those Partners’ Share of Additional Book Basis Derivative Items for each prior taxable period, (ii) with respect to the General Partner (as holder of the General Partner Interest), the excess of (a) the Net Positive Adjustments of the General Partner as of the end of such period over (b) the sum of the General Partner’s Share of Additional Book Basis Derivative Items with respect to the General Partner Interest for each prior taxable period, and (iii) with respect to the holders of Incentive Distribution Rights, the excess of (a) the Net Positive Adjustments of the holders of Incentive Distribution Rights as of the end of such period over (b) the sum of the Share of Additional Book Basis Derivative Items of the holders of the Incentive Distribution Rights for each prior taxable period.

“Second Liquidation Target Amount” has the meaning assigned to such term in Section 6.1(c)(i)(F).

“Share of Additional Book Basis Derivative Items” means in connection with any allocation of Additional Book Basis Derivative Items for any taxable period, (i) with respect to the Unitholders holding Common Units, Subordinated Units or Class A Units, the amount that bears the same ratio to such Additional Book Basis Derivative Items as the Unitholders’ Remaining Net Positive Adjustments as of the end of such period bears to the Aggregate Remaining Net Positive Adjustments as of that time, (ii) with respect to the General Partner (as holder of the General Partner Interest), the amount that bears the same ratio to such additional Book Basis Derivative Items as the General Partner’s Remaining Net Positive Adjustments as of the end of such period bears to the Aggregate Remaining Net Positive Adjustment as of that time, and (iii) with respect to the Partners holding Incentive Distribution Rights, the amount that bears the same ratio to such Additional Book Basis Derivative Items as the Remaining Net Positive Adjustments of the Partners holding the Incentive Distribution Rights as of the end of such period bears to the Aggregate Remaining Net Positive Adjustments as of that time.

“Third Liquidation Target Amount” has the meaning assigned to such term in Section 6.1(c)(i)(G).

“Unit” means a Partnership Security that is designated as a “Unit” and shall include Common Units, Subordinated Units and Class A Units but shall not include (i) a General Partner Interest or (ii) Incentive Distribution Rights.

“Unit Majority” means, during the period in which any Class A Units are Outstanding, at least a majority of the

Outstanding Common Units and the Outstanding Class A Units voting together as a single class, and after the end of such period, at least a majority of the Outstanding Common Units.

3. Section 1.1 is hereby amended by amending and restating the final sentence to the definition of “Common Unit”:

“The term “Common Unit” does not refer to a Class A Unit prior to its conversion into a Common Unit pursuant to the terms hereof.”

4. Section 1.1 is hereby amended by adding the following final proviso to the definition of “Outstanding”:

“provided, further, that for purposes of the foregoing, the Class A Units shall be deemed to be of the same class of Partnership Securities as the Common Units.”

5. The heading for Article IV is hereby amended and restated to read:

CERTIFICATES; RECORD HOLDERS; ISSUANCE AND TRANSFER OF PARTNERSHIP INTERESTS; REDEMPTION OF PARTNERSHIP INTERESTS

6. Section 4.1 is hereby amended and restated as follows:

Section 4.1 Certificates. Upon the Partnership’s issuance of Common Units or Class A Units to any Person, the Partnership shall issue one or more Certificates in the name of such Person evidencing the number of such Units being so issued. In addition, (a) upon the General Partner’s request, the Partnership shall issue to it one or more Certificates in the name of the General Partner evidencing its interests in the Partnership and (b) upon the request of any Person owning Incentive Distribution Rights or any other Partnership Securities other than Common Units or Class A Units, the Partnership shall issue to such Person one or more certificates evidencing such Incentive Distribution Rights or other Partnership Securities other than Common Units or Class A Units. Certificates shall be executed on behalf of the Partnership by the Chairman of the Board, President or any Executive Vice President or Vice President and the Secretary or any Assistant Secretary of the General Partner. No Common Unit Certificate shall be valid for any purpose until it has been countersigned by the Transfer Agent; provided, however, that if the General Partner elects to issue Common Units in global form, the Common Unit Certificates shall be valid upon receipt of a certificate from the Transfer Agent certifying that the Common Units have been duly registered in accordance with the directions of the Partnership. The Partners holding Certificates evidencing Class A Units may exchange such Certificates for Certificates evidencing Common Units on or after the date on which such Class A Units are converted into Common Units pursuant to the terms of Section 5.12.

7. Section 5.5(c) is hereby amended to add a new Section 5.5(c)(iii) that reads as follows:

(iii) Immediately prior to the transfer of a Class A Unit or of a Class A Unit that has converted into a Common Unit pursuant to Section 5.12(e) by a holder thereof (other than a transfer to an Affiliate unless the General Partner elects to have this subparagraph 5.5(c)(iii) apply), the Capital Account maintained for such Person with respect to its Class A Units or converted Class A Units will (a) first, be allocated to the Class A Units or converted Class A Units to be transferred in an amount equal to the product of (x) the number of such Class A Units or converted Class A Units to be transferred and (y) the Per Unit Capital Amount for a Common Unit, and (b) second, any remaining balance in such Capital Account will be retained by the transferor, regardless of whether it has retained any Class A Units or converted Class A Units. Promptly, following any such allocation, the transferor’s Capital Account, if any, maintained with respect to the retained Class A Units or converted Class A Units, if any, will have a balance equal to the amount allocated under clause (b) hereinabove, and the transferee’s Capital Account established with respect to the transferred Class A Units or converted Class A Units will have a balance equal to the amount allocated under clause (a) hereinabove.

8. Section 5.10(a) is hereby amended and restated as follows:

(a) Subject to Section 5.10(d), Section 6.6 and Section 6.7 (dealing with adjustments of distribution levels), the Partnership may make a Pro Rata distribution of Partnership Securities to all Record Holders of Partnership Securities or may effect a subdivision or combination of Partnership Securities so long as, after any such event, each Partner shall have the same Percentage Interest in the Partnership as before such event, and any amounts calculated on a per Unit basis or stated as a number of Units (including the number of Common Units into which Class A Units may convert and the number of Class A Units issued on the Contribution Agreement Closing Date) are proportionately adjusted retroactive to the date of formation of the Partnership.

9. Article V is hereby amended to add a new Section 5.12 creating a new series of Units as follows:

Section 5.12 Establishment of Class A Units.

(a) There is hereby created a series of Units to be designated as “Class A Units” and consisting of a total of 1,313,145 Class A Units with the designations, preferences and relative, participating, optional or other special rights, powers and duties as set forth in this Section 5.12.

(b) Subject to the provisions of Section 6.1(d)(iii), all allocations of items of Partnership income, gain, loss, deduction and credit under Section 6.1(a) and Section 6.1(b) shall be allocated to the Class A Units on a basis that is pro rata with the Common Units, so that the amount thereof allocated to each Common Unit will equal the amount thereof allocated to each Class A Unit;

(c) Notwithstanding anything to the contrary in Section 6.4 or Section 6.5, no Class A Unit shall have the right to share in any distributions made to the Unitholders pursuant to Section 6.4 or Section 6.5;

(d) The initial Capital Account balance of each Class A Unit shall equal $74.63.

(e) Except as provided in this Section 5.12(e), the Class A Units are not convertible into Common Units. The Class A Units will be converted into Common Units in accordance with this Section 5.12(e) without the vote or consent of the Unitholders. The Class A Units will automatically convert to Common Units on the date that is one year from the Contribution Agreement Closing Date on a one-for-one basis, as adjusted pursuant to Section 5.10(a).

(f) Upon conversion of the Class A Units into Common Units in accordance with Section 5.12(e), each holder of converted Class A Units shall promptly surrender the Class A Unit Certificates therefor, duly endorsed, at the office of the General Partner. As soon as practicable thereafter, the Partnership shall issue and deliver at such office to such holder of converted Class A Units one or more Common Unit Certificates, registered in the name of such holder, for the number of Common Units to which such holder shall be entitled as provided in Section 5.12(e). Such conversion shall be deemed to have been made as of the date of the conversion specified in Section 5.12(e), and the Person entitled to receive the Common Units issuable upon such conversion shall be treated for all purposes as the record holder of such Common Units on said date.

(g) The Class A Units shall be entitled to vote together as a single class with the Common Units on any matter for which the holders of Common Units are entitled to vote. Each Class A Unit will be entitled to the number of votes equal to the number of Common Units into which a Class A Unit is convertible at the time of the Record Date for the vote or written consent on the matter for which the Class A Units are entitled to vote together as a single class with the Common Units.

(h) The Class A Units will be evidenced by Certificates in such form as the General Partner may approve and, subject to the satisfaction of any applicable legal and regulatory requirements, may be assigned or transferred in a manner identical to the assignment and transfer of other Units. The Certificates will initially include a restrictive legend to the effect that the Class A Units have not been registered under the Securities Act or any state securities laws.

(i) The General Partner will act as the registrar and transfer agent of the Class A Units.

10. Section 6.1(c)(i) is hereby amended and restated as follows:

(i) If a Net Termination Gain is recognized (or deemed recognized pursuant to Section 5.5(d)), such Net Termination Gain shall be allocated among the Partners in the following manner (and the Capital Accounts of the Partners shall be increased by the amount so allocated in each of the following subclauses, in the order listed, before an allocation is made pursuant to the next succeeding subclause):

(A) First, to each Partner having a deficit balance in its Capital Account, in the proportion that such deficit balance bears to the total deficit balances in the Capital Accounts of all Partners, until each such Partner has been allocated Net Termination Gain equal to any such deficit balance in its Capital Account;

(B) Second, 98% to all Unitholders holding Common Units or Class A Units, Pro Rata, and 2% to the General Partner, until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) its Unrecovered Capital plus (2) the Minimum Quarterly Distribution for the Quarter during which the Liquidation Date occurs, reduced by any distribution pursuant to Section 6.4(a)(i) or (b)(i) with respect to such Common Unit for such Quarter (the amount determined pursuant to this clause (2) is hereinafter defined as the “Unpaid MQD”) plus (3) any then existing Cumulative Common Unit Arrearage;

(C) Third, if a disparity exists between the Per Unit Capital Amounts of the Common Units and the Class A Units, (A) 2% to the General Partner and (B) if (x) the Per Unit Capital Amounts of the Class A Units is higher, then to the Unitholders holding Common Units or Subordinated Units, otherwise (y) to the Unitholders holding Class A Units, in either case their Pro Rata share of 98%, until such disparity has been eliminated;

(D) Fourth, if such Net Termination Gain is recognized (or is deemed to be recognized) prior to the conversion of the last Outstanding Subordinated Unit, 98% to all Unitholders holding Subordinated Units, Pro Rata, and 2% to the General Partner, until the Capital Account in respect of each Subordinated Unit then Outstanding equals the sum of (1) its Unrecovered Capital, determined for the taxable year (or portion thereof) to which this allocation of gain relates, plus (2) the Minimum Quarterly Distribution for the Quarter during which the Liquidation Date occurs, reduced by any distribution pursuant to Section 6.4(a)(iii) with respect to such Subordinated Unit for such Quarter;

(E) Fifth, 98% to all Unitholders, Pro Rata, and 2% to the General Partner, until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) its Unrecovered Capital, plus (2) the Unpaid MQD, plus (3) any then existing Cumulative Common Unit Arrearage, plus (4) the excess of (aa) the First Target Distribution less the Minimum Quarterly Distribution for each Quarter of the Partnership’s existence over (bb) the cumulative per Unit amount of any distributions of Available Cash that is deemed to be Operating Surplus made pursuant to Sections 6.4(a)(iv) and 6.4(b)(ii) (the sum of (1) plus (2) plus (3) plus (4) is hereinafter defined as the “First Liquidation Target Amount”);

(F) Sixth, 85% to all Unitholders, Pro Rata, 13% to the holders of the Incentive Distribution Rights, Pro Rata, and 2% to the General Partner, until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) the First Liquidation Target Amount, plus (2) the excess of (aa) the Second Target Distribution less the First Target Distribution for each Quarter of the Partnership’s existence over (bb) the cumulative per Unit amount of any distributions of Available Cash that is deemed to be Operating Surplus made pursuant to Sections 6.4(a)(v) and 6.4(b)(iii) (the sum of (1) plus (2) is hereinafter defined as the “Second Liquidation Target Amount”);

(G) Seventh, 63% to all Unitholders, Pro Rata, 35% to the holders of the Incentive Distribution Rights, Pro Rata, and 2%

to the General Partner, until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) the Second Liquidation Target Amount, plus (2) the excess of (aa) the Third Target Distribution less the Second Target Distribution for each Quarter of the Partnership’s existence over (bb) the cumulative per Unit amount of any distributions of Available Cash that is deemed to be Operating Surplus made pursuant to Sections 6.4(a)(vi)and 6.4(b)(iv) (the sum of (1) plus (2) is hereinafter defined as the “Third Liquidation Target Amount”); and

(H) Finally, any remaining amount 50% to all Unitholders, Pro Rata, 48% to the holders of the Incentive Distribution Rights, Pro Rata, and 2% to the General Partner.

11. Section 6.1(c)(ii) is hereby amended and restated as follows:

(ii) If a Net Termination Loss is recognized (or deemed recognized pursuant to Section 5.5(d)), such Net Termination Loss shall be allocated among the Partners in the following manner:

(A) First, if such Net Termination Loss is recognized (or is deemed to be recognized) prior to the conversion of the last Outstanding Subordinated Unit, 98% to the Unitholders holding Subordinated Units, Pro Rata, and 2% to the General Partner, until the Capital Account in respect of each Subordinated Unit then Outstanding has been reduced to zero;

(B) Second, if a disparity exists between the Per Unit Capital Amounts of the Common Units and the Class A Units, (A) 2% to the General Partner and (B) 98% to all Unitholders holding such class with the higher Per Unit Capital Amount their Pro Rata share, until such disparity has been eliminated; provided, that Net Termination Loss shall not be allocated pursuant to this section 6.1(c)(ii)(B) to the extent that such allocation would cause any Unitholder holding Limited Partner Units to have a Deficit balance in its Capital Account at the end of such taxable period (or increase any existing deficit balance in its Capital Account);

(C) Third, 98% to all Unitholders holding Common Units or Class A Units, Pro Rata, and 2% to the General Partner, until the Capital Account in respect of each Common Unit then Outstanding has been reduced to zero; and

(D) Finally, the balance, if any, 100% to the General Partner.

12. Section 6.1(d)(iii)(A) is hereby amended and restated to read as follows:

(A) Except with respect to distributions that the Class A Units are not entitled to participate in, if the amount of cash or the Net Agreed Value of any property distributed (except cash or property distributed pursuant to Section 12.4) to any Unitholder with respect to its Units for a taxable year is greater (on a per Unit basis) than the amount of cash or the Net Agreed Value of property distributed to the other Unitholders with respect to their Units (on a per Unit basis), then (1) each Unitholder receiving such greater cash or property distribution shall be allocated gross income in an amount equal to the product of (aa) the amount by which the distribution (on a per Unit basis) to such Unitholder exceeds the distribution (on a per Unit basis) to the Unitholders receiving the smallest distribution and (bb) the number of Units owned by the Unitholder receiving the greater distribution; and (2) the General Partner shall be allocated gross income in an aggregate amount equal to 2/98ths of the sum of the amounts allocated in clause (1) above.

13. Section 6.1(d)(x) is hereby amended to redesignate the existing provision as Section 6.1(d)(x)(A) and add a new Section 6.1(d)(x)(B) that reads as follows:

(B) At the election of the General Partner with respect to any taxable period, all or a portion of the remaining items of Partnership gross income or gain for such taxable period, after taking into account allocations pursuant to Section 6.1(d)(iii), shall be allocated 2% to the General Partner and 98% to each Partner holding Class A Units in the proportion of the number of Class A Units held by such Partner to the total number of Class A Units then Outstanding, until each such Partner has been allocated an amount of gross income or gain that increases the Capital Account maintained with respect to such Class A Units to an amount equal to the product of (A) the number of Class A Units held by such Partner and (B) the Per Unit Capital Amount for a Common Unit. The purpose of this allocation is to establish uniformity between the Capital Accounts underlying Class A Units and the Capital Accounts underlying Common Units immediately prior to the conversion of such Class A Units into Common Units.

14. Section 6.4(a) is hereby amended by adding the following final proviso:

“; provided, however, that no distributions shall be made pursuant to this Section 6.4 in respect of any Class A Unit.”

15. Section 6.4(b) is hereby amended by adding the following final proviso:

“; provided, however, that no distributions shall be made pursuant to this Section 6.4 in respect of any Class A Unit.”

16. Section 6.5 is herby amended by adding the following final sentence:

“Notwithstanding anything to the contrary in this Agreement, no distributions shall be made pursuant to this Section 6.5 in respect of any Class A Unit.”

17. Article VI is hereby amended to add a new Section 6.11 as follows:

Section 6.11 Special Provisions Relating to the Holders of Class A Units.

(a) Except with respect to the right to vote on or approve matters pursuant to Section 5.12(g) and the right to participate in allocations of income, gain, loss and deduction and certain distributions made with respect to Common Units, the holder of a Class A Unit shall have all of the rights and obligations of a Unitholder holding Common Units hereunder; provided, however, that immediately upon the conversion of any Class A Units into Common Units pursuant to Section 5.12(e), the Unitholder holding a Class A Unit that is to be converted shall possess all of the rights and obligations of a Unitholder holding Common Units hereunder, including the right to vote as a Common Unitholder and the right to participate in allocations of income, gain, loss and deduction and distributions made with respect to Common Units; provided, however, that such converted Class A Units shall remain subject to the provisions of Section 5.5(c)(iii), Section 6.1(d)(x) and Section 6.11(b).

(b) The Unitholder holding a Class A Unit that has converted into a Common Unit pursuant to Section 5.12(e) shall not be issued a Common Unit Certificate pursuant to Section 4.1 and shall not be permitted to transfer its converted Class A Units to a Person that is not an Affiliate of the holder until such time as the General Partner determines, based on advice of counsel, that a converted Class A Unit should have, as a substantive matter, like intrinsic economic and federal income tax characteristics, in all material respects, to the intrinsic economic and federal income tax characteristics of an Initial Common Unit. In connection with the condition imposed by this Section 6.11(b), the General Partner may take whatever steps are required to provide economic uniformity to the converted Class A Units in preparation for a transfer of such converted Class A Units, including the application of Section 5.5(c)(iii) and Section 6.1(d)(x); provided, however, that no such steps may be taken that would have a material adverse effect on the Unitholders holding Common Units represented by Common Unit Certificates. The General Partner shall act in good faith to make the determinations set forth in this Section 6.11(b) as soon as practicable.

(c) A Unitholder shall not be permitted to transfer a Class A Unit or a Class A Unit that has converted into a Common Unit pursuant to Section 5.12(e) (other than a transfer to an Affiliate) if the remaining balance in the transferring Unitholder’s Capital Account with respect to the retained Class A Units or retained Class A Unit that has converted into a Common Units would be negative after giving effect to the allocation under Section 5.5(c)(iii).

B. Agreement in Effect. Except as hereby amended, the Partnership Agreement shall remain in full force and effect.

C. Applicable Law. This Amendment shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to principles of conflicts of laws.

D. Invalidity of Provisions. If any provisions of this Amendment is or becomes invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be effected thereby.

IN WITNESS WHEREOF, this Amendment has been executed as of the date first written above.

GENERAL PARTNER:

SUNOCO PARTNERS LLC

By:	/s/ Michael J. Hennigan

Name:	Michael J. Hennigan
Title:	President and Chief Operating Officer